January 26, 2016
VIA EDGAR
Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E. Mail Stop 4720
Washington, D.C. 20549

Re:	Federal Agricultural Mortgage Corporation
Form 10-K for the Year Ended December 31, 2014
Filed March 16, 2015
Form 10-Q for the Quarter Ended September 30, 2015
Filed November 9, 2015
File No. 001-14951
Dear Ms. Sullivan:
On behalf of the Federal Agricultural Mortgage Corporation ("Farmer Mac"), set forth below are responses to the comments contained in the letter from the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") dated December 22, 2015 (the "Comment Letter") relating to Farmer Mac's filings referenced above. As requested, Farmer Mac is providing responses to the specific comments in the Comment Letter and, for some responses, including new disclosures proposed to be included in Farmer Mac's future periodic filings. The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, the original text of the Staff's comments has been reproduced in bold type below, and Farmer Mac's responses and any proposed disclosures immediately follow each comment.

Form 10-K for the Year Ended December 31, 2014 (the "2014 10-K")
Table 3 – Reconciliation of Net Income Attributable to Common Stockholders to Core Earnings, page 72
1. We note your presentation of "core earnings" for the three years ended December 31, 2014 and the related reconciling items from net income attributable to common stockholders to arrive at this measure. Please tell us, and expand your disclosure in future filings, to describe how each of the reconciling items were derived.
Response:
The disclosure on page 71 of the 2014 10-K that precedes the referenced Table 3 describes generally how core earnings is derived from net income attributable to common stockholders: "Core earnings principally differs from net income attributable to common stockholders by excluding the effects of fair value accounting guidance, which are not expected to have a cumulative net impact on financial condition or results of operations reported in accordance with GAAP if the related financial instruments are held to maturity, as is generally expected. Core earnings also differs from net income attributable to common stockholders by excluding specified infrequent or unusual transactions that Farmer Mac believes are not indicative of future operating results and that may not reflect the trends and economic financial performance of Farmer Mac’s core business."
Farmer Mac will expand this disclosure in future filings to clarify how to derive each of the reconciling items from net income attributable to common stockholders to arrive at core earnings. The proposed disclosure below is written as if it had been included in the 2014 10-K. This disclosure will be appropriately modified in future filings to reflect actual results.
Proposed Disclosure
Specifically, the reconciling items between net income attributable to common stockholders and core earnings, presented on an after-tax basis, are:

•
unrealized gains or losses on financial derivatives and hedging activities, which is derived from changes during the period in fair values for derivatives and hedged items on Farmer Mac’s balance sheet as of the end of the reporting period (see Table 8);

•	gains or losses on trading assets, which is derived from changes during the period in fair values for trading assets remaining on Farmer Mac's balance sheet as of the end of the reporting period;

•
amortization of premiums and deferred gains on assets consolidated at fair value, which is derived from the recorded amount of premium, discount, or deferred gain amortization during the reporting period on those assets where the cost basis adjustment was based on the application of an accounting principle (e.g., a cost basis adjustment resulting from consolidation) rather than based on a cash transaction (e.g., a price adjustment);

•
the net effect of settlements on agency forward contracts that are used to economically hedge the issuance of debt, which net amount reflects the deferral (for the purpose of core earnings) of realized gains or losses that are recorded in the income statement immediately for GAAP purposes and the amortization of those deferred gains or losses as yield adjustments over the term of the related debt; and

•	the adjustment to lower of cost or fair value on loans held for sale. [Please note that this item only occurred in 2012 and thus will not be applicable to Farmer Mac's 2015 disclosure.]
2. We noted your presentation of "Composition of Core earnings," which includes a presentation of total revenues, credit related income, and total operating expenses, all which represent presentations or subtotals which differ from the GAAP presentation on the consolidated income statement. We also note that the total credit related income and total operating expenses subtotals are made up of GAAP related items, and are not impacted by the non-GAAP adjustments you make to derive core earnings. Please provide clarifying disclosure in future filings to make clear which presentations/subtotals are impacted by your non-GAAP adjustments to arrive at core earnings.
Response:
In future filings, Farmer Mac will expand its footnote disclosure in Table 3 to clarify which items comprising the composition of core earnings are impacted by non-GAAP adjustments to arrive at core earnings. The proposed disclosure below is written as if it had been included in the 2014 10-K with the additional disclosures highlighted in bold type. This disclosure will be appropriately modified in future filings to reflect actual results.

Proposed Disclosure

Reconciliation of Net Income Attributable to Common Stockholders to Core Earnings
	For the Year Ended December 31,
	2014	2013	2012
	(in thousands, except per share amounts)
Net income attributable to common stockholders	$38,251	$71,833	$43,894
Less the after-tax effects of:
Unrealized (losses)/gains on financial derivatives and hedging activities	(6,480)	29,368	4,325
Gains/(losses) on trading assets (1)	1,038	(533)	200
Amortization of premiums and deferred gains on assets consolidated at fair value (2)	(9,457)	(12,467)	(7,266)
Net effect of settlements on agency forward contracts	103	573	856
Lower of cost or fair value adjustment on loans held for sale	—	—	(3,863)
Sub-total	(14,796)	16,941	(5,748)
Core earnings	$53,047	$54,892	$49,642

Composition of Core Earnings:
Revenues:
Net effective spread (3)	$103,200	$105,251	106,557
Guarantee and commitment fees (4)	27,273	27,922	26,622
Other (5)	(4,216)	3,421	501
Total revenues	126,257	136,594	133,680

Credit related expenses (6):
(Release of)/provision for losses	(3,166)	448	1,875
REO operating expenses	110	423	134
Gains on sale of REO	(137)	(1,236)	(878)
Total credit related income	(3,193)	(365)	1,131

Operating expenses (6):
Compensation and employee benefits	19,009	17,817	19,186
General and administrative	12,197	11,563	11,123
Regulatory fees	2,381	2,375	2,281
Total operating expenses	33,587	31,755	32,590

Net earnings	95,863	105,204	99,959
Income tax expense (7)	10,785	24,630	25,251
Non-controlling interest (6)	22,192	22,187	22,187
Preferred stock dividends (6)	9,839	3,495	2,879
Core earnings	$53,047	$54,892	$49,642

Core earnings per share:
Basic	$4.86	$5.07	$4.74
Diluted	4.67	4.90	4.51
Weighted-average shares:
Basic	10,914	10,816	10,479
Diluted	11,360	11,209	11,019

(1)Excludes realized gains related to securities sold, not yet purchased of $37.0 million during 2014.
(2)Includes $7.5 million and $10.3 million related to the acceleration of premium amortization in 2014 and 2013, respectively, due to significant refinancing activity in the Rural Utilities line of business. Includes $4.0 million related to the acceleration of premium amortization in 2012 due to significant refinancing activity and prepayments in the USDA Guarantees and Rural Utilities lines of business.

(3)Includes reconciling adjustments to exclude amortization of premiums and discounts on assets consolidated at fair value to reflect core earnings amounts. Also includes reconciling adjustments to include the reclassification of expenses related to interest rate swaps not designated as hedges, reclassification of interest expense related to securities purchased under agreements to resell, and reclassification of yield maintenance fees in 2012.
(4)Includes interest income and interest expense related to consolidated trusts owned by third parties reclassified from interest income and interest expense to guarantee and commitment fees to reflect that the net interest income Farmer Mac earns is effectively a guarantee fee on the consolidated Farmer Mac Guaranteed Securities.
(5)Includes interest income and interest expense related to securities purchased under agreements to resell and securities sold, not yet purchased. Also reflects reconciling adjustments for the reclassification to exclude expenses related to interest rate swaps not designated as hedges and fair value adjustments on financial derivatives and trading assets and a reconciling adjustment to exclude the recognition of deferred gains over the estimated lives of certain Farmer Mac Guaranteed Securities and USDA Securities. Includes $39.4 million of interest expense related to securities purchased under agreements to resell and securities sold, not yet purchased and $37.0 million of realized gains on securities sold, not yet purchased during 2014. Includes $3.1 million of realized gains from the sale of an available-for-sale investment security during 2013.
(6)These items are not impacted by non-GAAP adjustments.
(7)Includes the tax impact of reconciling items between net income attributable to common stockholders and core earnings. Includes the reduction of $13.0 million of tax valuation allowance against capital loss carryforwards related to capital gains on securities sold, not yet purchased during 2014, a reduction in tax valuation allowance of $0.9 million and $2.1 million associated with certain gains on investment portfolio assets during 2014 and 2013, respectively, and the reduction of $1.1 million of tax valuation allowance against capital loss carryforwards related to realized gains from the sale of an available-for-sale investment security during 2013.

Form 10-Q for the Quarter Ended September 30, 2015 ("2015 10-Q")
Note 1 – Accounting Policies, page 9
3. We note your disclosure that beginning January 1, 2015, you classified all of the income from the Farmer Mac Guaranteed Securities that you hold in your portfolio as interest income. Prior to that date, you classified a portion of the income from those securities as guarantee and committee fees. Please tell us the drivers behind this change in presentation.
Response:
One of Farmer Mac's secondary market activities is to securitize assets and guarantee the payment of principal and interest on the resulting securities that represent interests in, or obligations secured by, pools of loans eligible for Farmer Mac's programs under Farmer Mac's statutory charter. These securities are referred to as Farmer Mac Guaranteed Securities ("FMGS"), which may be retained by the seller of the underlying eligible loans, retained by Farmer Mac, or sold to third party investors.
For FMGS that are held by third parties, Farmer Mac records any guarantee fee it receives for its guarantee as "Guarantee and Commitment Fees." In accordance with ASC Topic 460, Guarantees, Farmer Mac also recognizes, at the inception of a guarantee to a third party, a liability for the fair value of its obligation to stand ready to perform under the terms of each guarantee agreement and an asset that is equal to the fair value of the fees that will be received over the life of each guarantee. Subsequently, the guarantee asset and liability are reduced as the guarantee obligation diminishes and the guarantee asset is realized over time. This accounting is consistent with Farmer Mac’s accounting policy for all of its off-balance sheet guarantees and commitments.
For FMGS that Farmer Mac holds, Farmer Mac is both the guarantor and the guaranteed holder because the guarantee on these securities is not extinguished. Farmer Mac’s presentation prior to January 1, 2015 had been to report Interest Income for the guaranteed investment yield and Guarantee and Commitment Fees for the guarantee. The amount of the Guarantee and Commitment Fee was determined between Farmer Mac and Farmer

Mac Mortgage Securities Corporation (a wholly-owned subsidiary of Farmer Mac that facilitates the purchase and issuance of FMGS), approved by Farmer Mac’s Credit Policy Committee, and embedded within the overall interest rate for each FMGS. Thus, the amount of Interest Income that Farmer Mac recognized on FMGS held in its portfolio was based on the applicable interest rate of each security less the internally agreed-upon guarantee fee. Farmer Mac historically has disclosed its accounting for this arrangement in its “Accounting Policies” note to its consolidated financial statements. In accordance with ASC Topic 460, Guarantees, Farmer Mac's accounting policy for FMGS held in its portfolio was to recognize a guarantee asset and liability. However, Farmer Mac netted both the asset and the liability to zero because, as the holder of the security, Farmer Mac was both the guarantor and the guaranteed party.
Effective January 1, 2015, Farmer Mac changed its presentation of the income from FMGS that it holds because management no longer viewed FMGS yield as being separate from the guarantee. Management believes that this presentation conforms the income statement to the balance sheet and to the nature of the cash flows from these assets and makes Farmer Mac’s presentation more consistent with industry practice. Management reclassified all of the income from the interest rate on the security as Interest Income rather than separately presenting both Interest Income and Guarantee and Commitment Fees for FMGS that it holds. This resulted in a reclassification on the income statement between Guarantee and Commitment Fees and Interest Income on FMGS but did not result in any change in revenue recognition. Farmer Mac believes the change in classification is an immaterial change in presentation. The income from FMGS has been reclassified on the Statement of Operations and there is no impact to net income, earnings per share, comprehensive income, stockholders equity or net increase/(decrease) in cash and cash equivalents. This change also did not impact Farmer Mac's non-GAAP measure, "Core Earnings."
Table 9 – Lines of Business – Outstanding Business Volume, page 73
4. We note your disclosure in footnote 1 where you state that the reduction in rural utilities’ beneficial interests owned by Farmer Mac decreased by $267.4 million, with the loans currently being included in "Loans" due to the unwinding of certain consolidated trusts. Please tell us the nature and circumstances surrounding the unwinding of these trusts. Furthermore, please tell us whether you plan to securitize rural utility loans in the future.
Response:
The unwinding of the referenced trusts during 2015 was the result of discussions with the National Rural Utilities Cooperative Finance Corporation ("CFC"), the entity which originated and deposited all the Rural Utilities loans held by those trusts. CFC also served as the master central servicer for all the loans in those trusts. Farmer Mac owned 100 percent of the securities representing all the beneficial ownership interests in the loans held in the trusts. Farmer Mac purchased these securities in 2007 as part of a mission-related "non-program" investment initiative approved by Farmer Mac's safety and soundness regulator (the Farm Credit Administration) that required the assets to be held as securities rather than individual loans. Subsequent to Farmer Mac's purchase of these securities, Farmer Mac's statutory charter was amended in May 2008 to make individual Rural Utilities loans eligible for purchase or guarantee as part of Farmer Mac's "program" business. With this charter change, the securities representing interests in Rural Utilities loans that Farmer Mac purchased in 2007 began to be reported as part of the newly-created Rural Utilities line of business along with any new "flow" volume in that line of business that usually took the form of direct loan purchases that were now authorized.

CFC and Farmer Mac agreed to unwind the referenced trusts to ease the operational burdens of accounting and reporting at a trust level, which were different compared to those for loans held by Farmer Mac purchased directly from CFC. Loans held by Farmer Mac comprised most of the volume in the Rural Utilities line of business at the time the decision was made to unwind the trusts. Because Farmer Mac owned 100 percent of the interests in the trusts and presented the assets as "Loans held for investment in consolidated trusts, at amortized cost," the unwinding of the trusts and assignment to Farmer Mac of all the loans previously held by the trusts did not have an economic or financial statement impact, other than the reclassification to "Loans held for investment, at amortized cost." Both classifications are included in "Total loans, net of allowance" on Farmer Mac's balance sheet. Additionally, Farmer Mac evaluates both categories of loans similarly in estimating inherent losses for the purpose of assessing its allowance for losses.
As noted in the response to comment 3 above, one of the secondary market activities that Farmer Mac offers as a solution to its business counterparties is to securitize assets and guarantee securities that represent interests in, or obligations secured by, pools of eligible loans, including Rural Utilities loans. Although most of the recent business in the Rural Utilities line of business has been in the form of direct loan purchases or long-term standby purchase commitments, Farmer Mac plans to continue to include within its product offerings the securitization and guarantee of Rural Utilities loans. Accordingly, customer and market demand for securitization products will determine the extent to which Farmer Mac securitizes Rural Utilities loans in the future. Any future securitizations of Rural Utilities loans may take the form of FMGS that represent beneficial interests in the Rural Utilities loans held by a trust (like the securities purchased in 2007), which would be reported in Farmer Mac's Rural Utilities line of business. This type of FMGS would likely be held by third party investors rather than Farmer Mac because Farmer Mac can now directly purchase and hold Rural Utilities loans rather than being required to securitize those loans if it wants the benefits of ownership of the loans. Future securitizations of Rural Utilities loans may also take the form of FMGS structured as Farmer Mac’s AgVantage® product in which a security that represents a general obligation of an institution is also secured by a pool of Rural Utilities loans. These types of securitizations may be held by Farmer Mac or third parties and would be reported in Farmer Mac's Institutional Credit line of business.
* * * * * * * * * * *
As requested by the Staff, Farmer Mac acknowledges that:

•	Farmer Mac is responsible for the adequacy and accuracy of the disclosure in the 2014 10-K and 2015 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2014 10-K and 2015 10-Q; and

•	Farmer Mac may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, do not hesitate to contact me at (202) 872-5578.
Sincerely,

R. Dale Lynch
Executive Vice President - Chief Financial Officer

cc:     Svitlana Sweat, SEC Staff Accountant
Stephen P. Mullery, Senior Vice President and General Counsel of Farmer Mac
Gregory N. Ramsey, Principal Accounting Officer and Controller of Farmer Mac
Dennis Brack, Chairman of Farmer Mac's Audit Committee
Meredith Cross, Esq., Wilmer Cutler Pickering Hale and Dorr LLP
Jonathan Manset, PricewaterhouseCoopers LLP